UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

SCHEDULE 13D

UNDER THE SECURITIES EXCHANGE ACT OF 1934

(AMENDMENT NO. 5)

West Fraser Timber Co. Ltd.

(Name of Issuer)

Common Shares, no par value

(Title of Class of Securities)

952845105

(CUSIP Number)

Spyridon Gaitanos

Banasino Investments S.à r.l.

1 Rue Gadderscheier, 4984

Soleuvre, Luxembourg

+352 590311 262

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

June 16, 2023

(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box: ☐

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13D

CUSIP No. 952845105	Page 1 of 12

1	NAME OF REPORTING PERSONS Banasino Investments S.à r.l.
2	Check the Appropriate Box if a Member of a Group (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) OO, WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) or 2(E) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Luxembourg
NUMBER OF	7	SOLE VOTING POWER 0
SHARES BENEFICIALLY	8	SHARED VOTING POWER 8,356,494 (1)
OWNED BY EACH	9	SOLE DISPOSITIVE POWER 0
REPORTING PERSON WITH	10	SHARED DISPOSITIVE POWER 8,356,494 (1)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 8,356,494 (1)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 10.3% (2)
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) OO

(1)	This amount consists of common shares of West Fraser Timber Co. Ltd., a British Columbia corporation (the “Issuer”), directly held by Banasino Investments S.à r.l. Any action by Banasino Investments S.à r.l. with respect to the Issuer or the Issuer’s securities held by Banasino Investments S.à r.l., including voting and dispositive decisions, are made by the directors of Banasino Investments S.à r.l., each of whom is appointed and may be removed by Banasino Investments Limited, the parent company of Banasino Investments S.à r.l.

(2)

Percentage ownership is based on an aggregate number of outstanding common shares of 81,274,319 as of April 24, 2023 as disclosed in Exhibit 99.2 to the Issuer’s Form 6-K filed with the Securities and Exchange Commission (the “SEC”) on April 25, 2023.

CUSIP No. 952845105	Page 2 of 12

1	NAME OF REPORTING PERSONS Luda Stiftung
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) or 2(E) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Liechtenstein
NUMBER OF	7	SOLE VOTING POWER 0
SHARES BENEFICIALLY	8	SHARED VOTING POWER 8,356,494 (1)
OWNED BY EACH	9	SOLE DISPOSITIVE POWER 0
REPORTING PERSON WITH	10	SHARED DISPOSITIVE POWER 8,356,494 (1)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 8,356,494 (1)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 10.3% (2)
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) OO

(1)

This amount consists of common shares of the Issuer directly held by Banasino Investments S.à r.l., for which Luda Stiftung may be deemed to be a beneficial owner. Banasino Investments S.à r.l. is an indirect subsidiary of Luda Stiftung. Any action by Banasino Investments S.à r.l. with respect to the Issuer or the Issuer’s securities held by Banasino Investments S.à r.l., including voting and dispositive decisions, are made by the directors of Banasino Investments S.à r.l., each of whom is appointed and may be removed by Banasino Investments Limited, a wholly-owned subsidiary of Luda Stiftung. Luda Stiftung is governed by three board members and has the power to appoint and remove directors of Banasino Investments Limited. Any such appointment or removal decision is made by a majority of the board members of Luda Stiftung.

(2)	Percentage ownership is based on an aggregate number of outstanding common shares of 81,274,319 as of April 24, 2023 as disclosed in Exhibit 99.2 to the Issuer’s Form 6-K filed with the SEC on April 25, 2023.

CUSIP No. 952845105	Page 3 of 12

1	NAME OF REPORTING PERSONS Banasino Investments Limited
2	Check the Appropriate Box if a Member of a Group (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) OO, WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) or 2(E) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Cyprus
NUMBER OF	7	SOLE VOTING POWER 0
SHARES BENEFICIALLY	8	SHARED VOTING POWER 8,356,494 (1)
OWNED BY EACH	9	SOLE DISPOSITIVE POWER 0
REPORTING PERSON WITH	10	SHARED DISPOSITIVE POWER 8,356,494 (1)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 8,356,494 (1)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 10.3% (2)
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) OO

(1)

This amount consists of common shares of the Issuer directly held by Banasino Investments S.à r.l., a wholly-owned subsidiary of Banasino Investments Limited. Any action by Banasino Investments S.à r.l. with respect to the Issuer or the Issuer’s securities held by Banasino Investments S.à r.l., including voting and dispositive decisions, are made by the directors of Banasino Investments S.à r.l. Banasino Investments Limited has the power to appoint and remove directors of Banasino Investments S.à r.l. Any such appointment or removal decision is made by a majority of the directors of Banasino Investments Limited.

(2)

Percentage ownership is based on an aggregate number of outstanding common shares of 81,274,319 as of April 24, 2023 as disclosed in Exhibit 99.2 to the Issuer’s Form 6-K filed with the SEC on April 25, 2023.

CUSIP No. 952845105	Page 4 of 12

EXPLANATORY NOTE

This Amendment No. 5 (this “Amendment No. 5”) amends and supplements the original Schedule 13D filed with the SEC by the Reporting Persons on February 3, 2022, as amended by Amendment No. 1 to Schedule 13D filed with the SEC on February 28, 2022, Amendment No. 2 to Schedule 13D filed with the SEC on June 22, 2022, Amendment No. 3 to Schedule 13D filed with the SEC on November 3, 2022, and Amendment No. 4 to Schedule 13D filed with the SEC on February 21, 2023 (as so amended, the “Schedule 13D”) relating to the Common Shares of the Issuer.

The information reported in the Schedule 13D remains in effect except to the extent that it is amended, restated or superseded by information contained in this Amendment No. 5. Capitalized terms used but not defined in this Amendment No. 5 have the respective meanings set forth in the Schedule 13D.

ITEM 2.	IDENTITY AND BACKGROUND

Item 2 of the Schedule 13D is hereby amended and restated as follows:

(a)       This Schedule 13D is being filed jointly and on behalf of (i) Banasino Investments S.à r.l., a private limited liability company formed under the laws of Luxembourg, (ii) Luda Stiftung, a discretionary, irrevocable foundation formed under the laws of Liechtenstein, and (iii) Banasino Investments Limited, a limited liability company formed under the laws of Cyprus (each a “Reporting Person” and together the “Reporting Persons”). The Reporting Persons are making this single, joint filing because they may be deemed to constitute a “group” within the meaning of Section 13(d)(3) of the Act.

On June 16, 2023, pursuant to that certain “Contribution and Transfer Agreement” dated June 16, 2023 between Banasino Investments Limited and Banasino Investments S.à r.l. (the “Transfer Agreement”), Banasino Investments Limited transferred 8,346,494 Common Shares to Banasino Investments S.à r.l. in the form of capital contribution, and the value of such Common Shares is equal to approximately 590,261,825 Euros based on generally accepted accountancy principles (approximately CAD $847,586,466 at the time of transfer). As a result of the transfer to Banasino Investments S.à r.l., Banasino Investments Limited, Luda Stiftung and Banasino Investments S.à r.l. entered into an agreement to file this Amendment No. 5 jointly (the “Third Joint Filing Agreement”). The Third Joint Filing Agreement is attached hereto as Exhibit 99.5 and supersedes as prior joint filing agreements with respect to the Schedule 13D.

(b)       The principal business address of Banasino Investments S.à r.l. is 1 Rue Gadderscheier, 4984 Soleuvre, Luxembourg. The principal business address of Luda Stiftung is 79 Austrasse, 9490 Vaduz, Liechtenstein. The principal business address of Banasino Investments Limited is Grayoak House, 9 Tagmatarchou Pouliou, 1101 Ayios Andreas, Nicosia, Cyprus. The name, business address, present principal occupation or employment (and the name, principal business and address of any corporation or other organization in which such employment is conducted) and citizenship of each director and executive officer of the Reporting Persons are set forth on Schedule A and incorporated by reference herein.

(c)       Banasino Investments S.à r.l. operates as a holding company with principal activities of investing in securities, commodities, bonds as well as considering other long-term investment proposals looking for long-term capital returns. Luda Stiftung is a discretionary, irrevocable foundation, the purpose of which is administering, securing and increasing the assets of the foundation, securing the continued existence of any directly or indirectly held companies and supporting beneficiaries through distribution of benefits. Entities that are wholly owned by Luda Stiftung operate in manufacturing wood-based panels; they also provide benefits to charitable and cultural institutions. Banasino Investments Limited operates as a holding company with principal activities of holding investments in companies in the financial and insurance business and the wood-panel manufacturing industry and providing management information systems and software licensing.

CUSIP No. 952845105	Page 5 of 12

Banasino Investments Limited is a wholly-owned subsidiary of Luda Stiftung. Banasino Investments S.à r.l. is a wholly-owned subsidiary of Banasino Investments Limited.

(d)-(e)    During the last five years, none of the Reporting Persons nor, to the best of their knowledge, any of the persons listed on Schedule A have (i) been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) been party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

ITEM 3.	SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

Item 3 of the Schedule 13D is hereby amended to add the following:

The information set forth in Item 2 and Schedule B of this Amendment No. 5 is hereby incorporated by reference into this Item 3.

On June 16, 2023, pursuant to the Transfer Agreement, Banasino Investments Limited transferred the 8,346,494 Common Shares directly owned by it to Banasino Investments S.à r.l. in the form of capital contribution, and the value of such Common Shares is equal to approximately 590,261,825 Euros based on generally accepted accountancy principles (approximately CAD $847,586,466 at the time of transfer).

On June 16, 2023, Banasino Investments S.à r.l. purchased 10,000 Common Shares for approximately CAD $1,051,238. The source of these funds was working capital of Banasino Investments S.à r.l.

ITEM 4.	PURPOSE OF TRANSACTION

Item 4 of the Schedule 13D is hereby amended and restated as follows:

The Reporting Persons acquired the securities reported herein for investment purposes, subject to the following: The information in Items 3 and 5 of this Amendment No. 5 and in Item 6 of the Schedule 13D is incorporated by reference into this Item 4. The Reporting Persons expect to evaluate on an ongoing basis the Issuer’s business and financial condition, results of operations and prospects and the Reporting Persons’ respective interests in, and intentions with respect to, the Issuer and the Reporting Persons’ respective investments in the securities of the Issuer; general economic and industry conditions; financial and stock market considerations, including the market price of securities of the Issuer and currency fluctuations; developments with respect to the business of the Reporting Persons; changes in law and government regulations; as well as other developments and other business or investment opportunities. Subject to and based upon that ongoing evaluation, the Reporting Persons may, at any time and from time to time, (i) determine to acquire additional securities of the Issuer, and the Reporting Persons reserve the right to acquire additional securities of the Issuer in the future, (ii) dispose of all or a portion of the securities of the Issuer owned by any of them, (iii) propose or undertake an extraordinary corporate transaction such as a tender offer or exchange offer for some or all of the Common Shares not held by the Reporting Persons or a merger, acquisition, consolidation or other business combination or reorganization involving the Issuer, or (iv) take any other available course of action. Notwithstanding anything contained herein, the Reporting Persons specifically reserve the right to change their intention with respect to any or all of such matters.

CUSIP No. 952845105	Page 6 of 12

The Reporting Persons have engaged in, and continue to engage in, an internal reorganization with respect to the ownership of the Issuer’s shares. As a part of that reorganization, and pursuant to the Transfer Agreement, Banasino Investments Limited transferred the 8,346,494 Common Shares directly owned by it to Banasino Investments S.à r.l. The Reporting Persons reserve the right to acquire additional securities of the Issuer in the future.

Except as described in this Item 4, none of the Reporting Persons has formulated any plans or proposals which relate to or would result in any matter required to be disclosed in response to paragraphs (a) through (j) of Item 4 of Schedule 13D.

ITEM 5.	INTEREST IN SECURITIES OF THE ISSUER

Item 5 of the Schedule 13D is hereby amended and restated as follows:

The information set forth in Items 2, 3 and 4 and the cover pages of this Amendment No. 5, and in Item 6 of the Schedule 13D, are hereby incorporated by reference into this Item 5.

(a)-(b) The aggregate number and percentage of Common Shares held by the Reporting Persons to which this Schedule 13D relates is 8,356,494 Common Shares, constituting approximately 10.3% of the currently outstanding Common Shares. The percentage of Common Shares is based on an aggregate number of outstanding common shares of 81,274,319 as of April 24, 2023 as disclosed in Exhibit 99.2 to the Issuer’s Form 6-K filed with the SEC on April 25, 2023.

(i)       Banasino Investments S.à r.l.

(a)        As of June 16, 2023, Banasino Investments S.à r.l. may be deemed the beneficial owner of 8,356,494 Common Shares, constituting a percentage of approximately 10.3% of the outstanding Common Shares.

(b)       Sole voting power to vote or direct vote: 0 Common Shares

Shared voting power to vote or direct vote: 8,356,494 Common Shares

Sole power to dispose or direct the disposition: 0 Common Shares

Shared power to dispose or direct the disposition: 8,356,494 Common Shares

(c)       Schedule B, which is incorporated by reference into this Item 5(c), describes all of the transactions in Common Shares or derivatives relating to Common Shares that were effected in the past 60 days by the Reporting Persons. Except as set forth in Schedule B attached hereto, no reportable transactions were effected by any Reporting Person within the last 60 days.

(d)       Except as set forth herein, to the knowledge of the Reporting Persons, no other person has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, any Common Shares beneficially owned by the Reporting Persons as described in this Item 5.

CUSIP No. 952845105	Page 7 of 12

(e)       Not applicable.

(ii)       Luda Stiftung

(a)       As of June 16, 2023, Luda Stiftung may be deemed the beneficial owner of 8,356,494* Common Shares, constituting a percentage of approximately 10.3% of the outstanding Common Shares.

(b)       Sole voting power to vote or direct vote: 0 Common Shares

Shared voting power to vote or direct vote: 8,356,494* Common Shares

Sole power to dispose or direct the disposition: 0 Common Shares

Shared power to dispose or direct the disposition: 8,356,494* Common Shares

* Includes 8,356,494 Common Shares directly held by Banasino Investments S.à r.l.

(iii) Banasino Investments Limited

(a)       As of June 16, 2023, Banasino Investments Limited may be deemed the beneficial owner of 8,356,494 Common Shares, constituting a percentage of approximately 10.3% of the outstanding Common Shares.

(b)       Sole voting power to vote or direct vote: 0 Common Shares

Shared voting power to vote or direct vote: 8,356,494* Common Shares

Sole power to dispose or direct the disposition: 0 Common Shares

Shared power to dispose or direct the disposition: 8,356,494* Common Shares

* Includes 8,356,494 Common Shares directly held by Banasino Investments S.à r.l.

ITEM 6.	CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

Item 6 of the Schedule 13D is hereby amended to add the following:

The information set forth in Items 2, 3 and 5, and the cover pages of this Amendment No. 5 is hereby incorporated by reference into this Item 6.

On June 20, 2023, the Reporting Persons entered into the Third Joint Filing Agreement in which they agreed to the joint filing on behalf of each of them of statements on Schedule 13D with respect to the securities of the Issuer to the extent required by applicable law. The Third Joint Filing Agreement is attached hereto as Exhibit 99.5 and is incorporated herein by reference.

On June 16, 2023, Banasino Investments Limited and Banasino Investments S.à r.l. entered into the Transfer Agreement in which Banasino Investments Limited transferred 8,346,494 Common Shares directly owned by it to Banasino Investments S.à r.l. in the form of capital contribution, and the value of such Common Shares is equal to approximately 590,261,825 Euros based on generally accepted accountancy principles (approximately CAD $847,586,466 at the time of transfer). The Transfer Agreement is attached hereto as Exhibit 99.6 and is incorporated herein by reference.

Except as otherwise described herein or in connection with the reorganization described in Item 4, there are no contracts, arrangements, understandings or relationships (legal or otherwise) between the Reporting Persons and any other persons with respect to any securities of the Issuer.

CUSIP No. 952845105	Page 8 of 12

ITEM 7.	MATERIAL TO BE FILED AS EXHIBITS

Item 7 of the Schedule 13D is hereby amended to add the following exhibit:

99.5	Third Joint Filing Agreement, dated June 20, 2023.

99.6	Contribution and Transfer Agreement dated June 16, 2023 between Banasino Investments Limited and Banasino Investments S.à r.l.

CUSIP No. 952845105	Page 9 of 12

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: June 20, 2023

BANASINO INVESTMENTS S.à r.l.

By:	/s/ Spyridon Gaitanos
Name:	Spyridon Gaitanos
Title:	Director

By:	/s/ Alexander Gambroudes
Name:	Alexander Gambroudes
Title:	Director

LUDA STIFTUNG

By:	/s/ Michael Kranz
Name:	Michael Kranz
Title:	Attorney-in-Fact

BANASINO INVESTMENTS LIMITED

By:	/s/ Michael Ioannou
Name:	Michael Ioannou
Title:	Director

By:	/s/ Lambros George Hajigeorghi
Name:	Lambros George Hajigeorghi
Title:	Director

CUSIP No. 952845105	Page 10 of 12

SCHEDULE A

The name, present principal occupation or employment, business address and citizenship of each of the directors or board members and executive officers of Banasino Investments Limited, Luda Stiftung and Banasino Investments S.à r.l. are set forth below.

Banasino Investments S.à r.l.

Directors

Name, Position	Principal Business Address	Present Principal Occupation or Employment	Citizenship
Spyridon Gaitanos, Director	1 Rue Gadderscheier, 4984 Soleuvre, Luxembourg	Chief Financial Officer at Kronospan Luxembourg S.A.	Luxembourg
Alexander Gambroudes, Director	1 Rue Gadderscheier, 4984 Soleuvre, Luxembourg	Commercial Director at Kronospan Luxembourg S.A.	Luxembourg

Luda Stiftung

Foundation Board Members

Name, Position	Principal Business Address	Present Principal Occupation or Employment	Citizenship
Clive David Stanford, Foundation Board Member	West Hill House, 32 West Hill, Epsom, Surrey, KT19 8JD, United Kingdom	Director at BHG Advisers Ltd	United Kingdom
Dr. Matthias K. Müller, Chairman of the Foundation Board	Rütihofstrasse 1, 9052 Niederteufen, Switzerland	Director at Lignum Technologies AG	Switzerland
Ernst Blöchlinger, Foundation Board Member	Herrgengasse 21, 9490 Vaduz, Liechtenstein	Chief Competence Officer at Industrie- und Finanzkontor Etablissement	Switzerland

CUSIP No. 952845105	Page 11 of 12

Banasino Investments Limited

Directors

Name, Position	Principal Business Address	Present Principal Occupation or Employment	Citizenship
Michael Ioannou, Director	Grayoak House, 9 Tagmatarchou Pouliou Street, 1101 Ayios Andreas, Nicosia, Cyprus	Director/board member of entities controlled by the Luda Stiftung foundation	Cyprus
Lambros George Hajigeorghi, Director	Grayoak House, 9 Tagmatarchou Pouliou Street, 1101 Ayios Andreas, Nicosia, Cyprus	Director/board member of entities controlled by the Luda Stiftung foundation	Cyprus

CUSIP No. 952845105	Page 12 of 12

SCHEDULE B

Transactions in West Fraser Co. Ltd. Stock Within the Past 60 Days

Name	Trade Date	Buy/Sell/ Exercise	No. of Shares / Quantity	Unit Cost (CAD)	Strike Price	Trade Amount (CAD)	Security	Expiration Date
Banasino Investments Limited*	06/16/2023	Disposition of common stock	8,346,494	101.55	-	847,586,466	Common Shares	-
Banasino Investments S.à r.l.*	06/16/2023	Acquisition of common stock	8,346,494	101.55	-	847,586,466	Common Shares	-
Banasino Investments S.à r.l.	06/16/2023	Buy Common Stock	10,000	105.12	-	1,051,238	Common Shares	-

*Represents transfer of Common Shares from Banasino Investments Limited to Banasino Investments S.à r.l.